# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lufax Holding Ltd, CIK 0001816007
CUSIP: G5700Y209
Title of class of securities: Ordinary Shares, par value US$0.00001 per share
Address of issuer's principal executive offices: Building No. 6, Lane 2777, Jinxiu East Road Pudong New District, Shanghai, China (F4), 200120
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-029052
Filed by CIK 0001844421

## Reporting persons
- Tun Kung Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 134,453,441; shared voting power 0; sole dispositive power 134,453,441; shared dispositive power 0; aggregate amount beneficially owned 134,453,441 (7.8% of the class)
  Comment: (1) Represents 134,453,441 ordinary shares beneficially owned by Tun Kung Company Limited, consisting of (i) 72,805,981 ordinary shares held of record by Tun Kung Company Limited, (ii) 32,994,744 ordinary shares (represented by 16,497,372 ADSs) recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and September 2023, and (iii) 28,652,716 ordinary shares lent by Tun Kung Company Limited to certain designated dealers (including J.P. Morgan Broking (Hong Kong) Limited and/or its affiliates) to create additional liquidity of the Issuer's ordinary shares following the listing of the Issuer's ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited by way of introduction.
  (2) Percentage of ownership of ordinary shares herein is calculated based on a total of 1,733,376,334 of the Issuer issued and outstanding as of December 31, 2024 (excluding the shares underlying the ADSs repurchased by the Issuer pursuant to the share repurchase programs and shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Issuer's share incentive plans), based on information provided by the Issuer in its report on Form 6-K furnished on January 8, 2025 (the "Form 6-K").
- Tongjun Investment Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 134,453,441; shared voting power 0; sole dispositive power 134,453,441; shared dispositive power 0; aggregate amount beneficially owned 134,453,441 (7.8% of the class)
  Comment: (3) Represents 134,453,441 ordinary shares ultimately beneficially owned by Tongjun Investment Company Limited, which holds 100.0% of the equity interests in Tun Kung Company Limited.
  (4) Percentage is calculated based on 1,733,376,334 issued and outstanding Ordinary Shares of Lufax, as reported by Lufax in the Form 6-K.

## Item 1. Issuer
Name of issuer: Lufax Holding Ltd
Address of issuer's principal executive offices: Building No. 6, Lane 2777, Jinxiu East Road, Pudong New District, Shanghai, People's Republic of China

## Item 2. Person Filing
Name of person filing:
Tun Kung Company Limited
Tongjun Investment Company Limited
Address of principal business office or, if none, residence:
Tun Kung Company Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.
Tongjun Investment Company Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.
Citizenship: Tun Kung Company Limited: British Virgin Islands; Tongjun Investment Company Limited: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit Index

Exhibit No. Exhibit
99.1 Joint Filing Agreement, dated February 13, 2025, among the Reporting Persons

## Signatures
- Tun Kung Company Limited: /s/ Jun Yao, Director (02/13/2025)
- Tongjun Investment Company Limited: /s/ Wenwei Dou, Director (02/13/2025)